Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

July 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:  Alison White

           Senior Counsel

Nuveen High Income 2020 Target Term Fund

Registration Statement on Form N-2

File Nos. 333-203768 and 811-23051

Dear Ms. White:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Nuveen High Income 2020 Target Term Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on July 28, 2015, or as soon thereafter as practicable.

Sincerely, MORGAN STANLEY & CO. LLC As Representative of the several Underwriters

By:	/s/ Sue Portelli
Name: Sue Portelli
Title: Executive Director